Filed pursuant to Rule 424(b)(3)

Registration No. 333-209445

GLOBAL MACRO TRUST

SUPPLEMENT DATED JULY 12, 2018

TO THE

PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 4, 2018

This Supplement dated July 12, 2018 (“Supplement”) amends and updates certain information contained in the Prospectus and Disclosure Document dated May 4, 2018 (the “Prospectus”) of Global Macro Trust (the “Trust”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. This Supplement does not amend, update or supplement any information in the Prospectus unless specified below. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

Exhibit I of this Supplement contains an amended version of the correlation matrix set forth on page 7 of the Prospectus. Exhibit II contains updated information regarding the Trust’s clearing brokers and swap dealers beginning on page 48 of the Prospectus. Exhibit III contains an amended correlation matrix and amended pro forma performance information of the Series 5 Units set forth in the Trust’s brochure included in the Prospectus beginning on page 100.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT.

EXHIBIT I

Correlation Matrix

The following amends and replaces the correlation matrix set forth on page 7 of the Prospectus and illustrates the correlation of the pro forma returns of the Trust from July 2002 through March 2018 with that of traditional portfolio components such as stocks and bonds.

Trust(1)
Trust(1)	1.00
S&P 500	(0.03)
NASDAQ	(0.02)
MSCI World	0.02
Bonds	0.19
Hedge Funds	0.21

(1)	Reflecting the cost/fee structure applicable to the Series 5 Units, the highest fee paying Units currently offered. Statistically, investments with a correlation of 1.00 make or lose money at the same time, and investments with a correlation of -1.00 always move in the opposite direction. See “Supplemental Performance Information” and the notes thereto in Part Two of the Prospectus.

EXHIBIT II

THE CLEARING BROKERS AND SWAP DEALERS

The Trust utilizes the services of various clearing and executing brokers and swap dealers in connection with its trading of futures and currency forwards and swaps. In addition to the clearing brokers and swap dealers set forth on page 48 of the Prospectus, the Managing Owner currently also clears its futures trades through Merrill Lynch, Pierce, Fenner & Smith Incorporated, and trades in the forward currency and swap markets through Bank of America, N.A. The Trust may execute or clear some or all of the Trust’s trades through other brokerage firms and dealers or cease utilizing the services of one or more of the foregoing without notice to the Unitholders.

The following updates the broker litigation disclosures beginning on page 48 of the Prospectus to include certain material administrative, civil or criminal actions brought against Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), is a Delaware corporation registered with the CFTC as a futures commission merchant. MLPF&S is a clearing member of CBOT, and CME, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges. With regard to those domestic futures and futures options exchanges of which it is not a clearing member, MLPF&S has entered into third party brokerage relationships with futures commissions merchants that are clearing members of those exchanges. MLPF&S maintains its principal place of business at One Bryant Park, New York, NY10036. Bank of America, N.A. (“BANA”) serves as a prime broker for the Trust in the forward currency and swap markets. Bank of America Corporation (“Bank of America”) is the ultimate corporate parent of MLPF&S and BANA.

On July 1, 2013, the European Commission (“EC”) announced that it had addressed a Statement of Objections to Bank of America and related entities (together, the “Bank of America Entities”); a number of other financial institutions; Markit Group Limited; and the International Swaps and Derivatives Association (together, the “Parties”). The Statement of Objections sets forth the EC’s preliminary conclusion that the Parties infringed EU competition law by participating in alleged collusion to prevent exchange trading of credit default swaps and futures. According to the Statement of Objections, the conduct of the Bank of America Entities took place between August 2007 and April 2009. As part of the EC’s procedures, the Parties have been given the opportunity to review the evidence in the investigative file, respond to the EC’s preliminary conclusions, and request a hearing before the EC. If the EC is satisfied that its preliminary conclusions are proved, the EC has stated that it intends to impose a fine and require appropriate remedial measures. On December 4, 2015, the EC announced that it was closing its investigation against the Bank of America Entities and the other financial institutions involved in the investigation.

Beginning in 2009, MLPF&S and certain affiliates were named as defendants in lawsuits and arbitrations brought by former employees of MLPF&S, primarily financial advisors, who participated in certain Merrill Lynch equity and contingent long term incentive compensation plans (the “Plans”). These actions generally alleged that the former employees had “good reason” to resign as that term is defined under the change in control provisions of the applicable Plans and, as such, were entitled to immediate vesting and payment of forfeited awards and/or monetary sums under those Plans. In addition, a putative class action was filed in October 2009, entitled Chambers, et al. v. Merrill Lynch & Co., et al. in the SDNY, seeking certification of a putative class of financial advisors and seeking damages and other payments under the good reason provisions of certain contingent incentive compensation plans. On November 26, 2012, the parties entered into a settlement agreement, the amount of which was fully accrued. On April 26, 2013, the court granted final approval to the settlement.

MLPF&S and certain of its affiliates have been named as defendants in a number of cases relating to their various roles as issuer, originator, seller, depositor, sponsor, and/or underwriter in mortgage-backed securities (“MBS”) offerings, pursuant to which the MBS investors were entitled to a portion of the cash flow from the underlying pools of mortgages. These cases generally include actions by individual MBS purchasers and governmental actions. Although the allegations vary by lawsuit, these cases generally allege that the registration statements, prospectuses and prospectus supplements for securities issued by securitization trusts contained material misrepresentations and omissions, in violation of the Securities Act and/or state securities laws and other state statutory and common laws. These cases generally involve allegations of false and misleading statements regarding: (i) the process by which the properties that served as collateral for the mortgage loans underlying the MBS were appraised; (ii) the percentage of equity that mortgage borrowers had in their homes; (iii) the borrowers’ ability to repay their mortgage loans; (iv) the underwriting practices by which those mortgage loans were originated; (v) the ratings given to the different tranches of MBS by rating agencies; and (vi) the validity of each issuing trust’s title to the mortgage loans comprising the pool for the securitization (collectively, “MBS Claims”). Plaintiffs in these cases generally seek unspecified compensatory damages, unspecified costs and legal fees and, in some instances, seek rescission. A number of other entities threatened legal actions against MLPF&S concerning MBS offerings.

On August 8, 2011, American International Group, Inc. and certain of its affiliates (collectively, “AIG”) filed a complaint in New York Supreme Court, New York County, in a case entitled American International Group, Inc. et al. v. Bank of America Corporation et al. AIG has named, among others, MLPF&S and certain related entities as defendants. AIG’s complaint asserts certain MBS Claims pertaining to 142 MBS offerings and two MBS private placements relating to Merrill Lynch entities, in which AIG alleges that it purchased securities between 2005 and 2007. AIG seeks rescission of its purchases or a rescissory measure of damages or, in the alternative, compensatory damages of no less than $10 billion as to all defendants; punitive damages; and other unspecified relief. Defendants removed the case to the SDNY and the district court denied AIG’s motion to remand. On April 19, 2013, the U.S. Court of Appeals for the Second Circuit issued a decision vacating the order denying AIG’s motion to remand and remanded the case to district court for further proceedings concerning whether the court will exercise its jurisdiction on other grounds. On July 15, 2014, MLPF&S, Bank of America and related entities entered into a settlement agreement to resolve all RMBS claims asserted in the previously disclosed case entitled American International Group, Inc. et al. v. Bank of America Corporation et al (the “AIG Action”), among other matters. The settlement provides for dismissal with prejudice of the AIG Action and the release by AIG of MLPF&S and its affiliates from the claims asserted therein. Bank of America paid AIG $650 million in this settlement, MLPF&S’s portion of which was fully accrued.

On September 2, 2011, the FHFA, as conservator for Fannie Mae and Freddie Mac, filed complaints in the SDNY against Bank of America, MLPF&S and certain related entities, and certain current and former officers and directors of these entities. The actions are entitled Federal Housing Finance Agency v. Bank of America Corporation, et al., (the “FHFA Bank of America Litigation”) and Federal Housing Finance Agency v. Merrill Lynch & Co., Inc., et al. (the “FHFA Merrill Lynch Litigation”). The complaints assert certain MBS Claims relating to MBS issued and/or underwritten by Bank of America, MLPF&S and related entities in 23 MBS offerings and in 72 MBS offerings, respectively, between 2005 and 2008 and allegedly purchased by either Fannie Mae or Freddie Mac in their investment portfolios. FHFA seeks, among other relief, rescission of the consideration Fannie Mae and Freddie Mac paid for the securities or alternatively damages allegedly incurred by Fannie Mae and Freddie Mac, including consequential damages. FHFA also seeks recovery of punitive damages in the FHFA Merrill Lynch Litigation.

On November 8, 2012 and November 28, 2012, the court denied motions to dismiss in the FHFA Merrill Lynch Litigation and the FHFA Bank of America Litigation, respectively. On December 16, 2013, the district court granted FHFA’s motion for partial summary judgment, ruling that loss causation is not an element of, or a defense to, FHFA’s claims under Virginia or Washington, D.C. blue sky laws.

On March 25, 2014, Bank of America entered into a settlement with FHFA and Freddie Mac to resolve all outstanding RMBS litigation between FHFA, Fannie Mae and Freddie Mac, and Bank of America and its affiliates, including MLPF&S, as well as other matters. The net cost of the settlement to Bank of America was $6.3 billion, MLPF&S’s portion of which was fully accrued. The FHFA Settlement resolved all claims asserted in the FHFA Bank of America Litigation and FHFA Merrill Lynch Litigation, among other actions. Both actions have been dismissed and FHFA, Fannie Mae and Freddie Mac have released Bank of America and its affiliates, including MLPF&S, from the claims asserted therein.

On March 14, 2013, The Prudential Insurance Company of America and certain of its affiliates (collectively “Prudential”) filed a complaint in the U.S. District Court for the District of New Jersey, in a case entitled Prudential Insurance Company of America, et al. v. Bank of America, N.A., et al. Prudential has named, among others, MLPF&S and certain related entities as defendants. Prudential’s complaint asserts certain MBS Claims pertaining to 54 MBS offerings in which Prudential alleges that it purchased securities between 2004 and 2007. Prudential seeks, among other relief, compensatory damages, rescission or a rescissory measure of damages, treble damages, punitive damages, and other unspecified relief. On April 17, 2014, the court granted in part and denied in part defendants’ motion to dismiss the complaint. Prudential thereafter split its claims into two separate complaints, filing an amended complaint in the original action and a complaint in a separate action entitled Prudential Portfolios 2 et al. v. Bank of America, N.A., et al. Both cases are pending in the U.S. District Court for the District of New Jersey. On February 5, 2015, the court granted in part and denied in part defendants’ motion to dismiss those complaints, granting plaintiff leave to replead in certain respects. The parties have agreed to resolve Prudential’s claims for an amount that is not material to MLPF&S’s results of operations (MLPF&S’s portion of which was fully accrued as of March 31, 2015). Pursuant to the settlement, Prudential has filed stipulations for dismissal of all claims with prejudice.

MLPF&S received a number of subpoenas and other requests for information from regulators and governmental authorities regarding MBS and other mortgage-related matters, including inquiries, investigations and potential proceedings related to a number of transactions involving MLPF&S’s underwriting and issuance of MBS and its participation in certain collateralized debt obligation (“CDO”) and structured investment vehicle offerings. These inquiries and investigations included, among others: investigations by the RMBS Working Group of the Financial Fraud Enforcement Task Force, including the DOJ and state Attorneys General concerning the purchase, securitization and underwriting of mortgage loans and RMBS. MLPF&S provided documents and testimony and continues to cooperate fully with these inquiries and investigations.

On August 21, 2014, Bank of America announced a comprehensive settlement with the DOJ, certain federal agencies, and the states of California, Delaware, Illinois, Kentucky, Maryland, and New York. The settlement resolves, among other things, certain federal and state civil claims concerning the MLPF&S’s participation in the packaging, origination, marketing, sale, structuring, arrangement, and issuance of RMBS and CDOs. As part of the settlement, Bank of America agreed to make $9.65 billion in payments, $5 billion of which will serve as a penalty under the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”). Additionally, Bank of America agreed to provide $7 billion worth of consumer relief, which could include, among other things, principal forgiveness and forbearance, loan modification, and targeted lending, to be completed by August 31, 2018.

Tutor Perini Corporation filed an action on May 18, 2011 in the U.S. District Court for the District of Massachusetts entitled Tutor Perini Corporation v. Banc of America Securities LLC, now known as Merrill Lynch, Pierce, Fenner & Smith Incorporated, successor by merger, and Bank of America, N.A. The complaint alleges that defendants failed to disclose material facts about the market for auction-rate securities (“ARS”) that Tutor Perini purchased from BAS in late 2007 and early 2008. The complaint alleges that auctions for those ARS failed beginning in February 2008, allegedly preventing Tutor Perini from liquidating its ARS at par value in the auctions, and that Tutor Perini subsequently sold its ARS on the secondary market at a loss. The complaint asserts federal securities-fraud, Massachusetts Uniform Securities Act (“MUSA”), Massachusetts Unfair and Deceptive Trade Practices Act (“UDTPA”), common-law fraud, unsuitability, and intentional- and negligent-misrepresentation claims. Plaintiff seeks damages in excess of $100M.

On August 12, 2015, the district court granted defendants summary judgment dismissing all claims. On November 21, 2016, the U.S. Court of Appeals for the First Circuit affirmed the district court’s decision with respect to all claims against BANA and as to Perini’s unsuitability, common-law fraud, and intentional misrepresentation claims against Banc of America Securities LLC, but vacated and remanded for further proceedings on the federal securities-fraud, MUSA, UDTPA, and negligent- misrepresentation claims against Banc of America Securities LLC. The parties resolved the matter for $37 million and the case was dismissed with prejudice on June 6, 2017.

On July 31, 2008, the Commonwealth of Massachusetts Office of the Secretary of the Commonwealth Securities Division (“MSD”) alleged that MLPF&S violated the Massachusetts Uniform Securities Act, which, in part, prohibits unethical or dishonest conduct or practices in the securities business, concerning the sale of ARS to retail and other customers by MLPF&S. Without admitting or denying the allegations, MLPF&S entered into a settlement with the MSD, in which it agreed to certain undertakings, including offering to buy back eligible ARS from eligible investors. MLPF&S agreed to pay the MSD a civil penalty of $1,598,650.90, as part of a $125,000,000 fine that will be allocated at the Commonwealth of Massachusetts and other states’ discretion to resolve all underlying conduct relating to the sale of ARS. Three states – Connecticut, Utah, and Washington have identified their respective state settlements as constituting a final order based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct. MLPF&S disagrees with their characterizations. 52 of the potential 54 multistate settlements have been completed to date.

Between June 5, 2009 and May 17, 2012, MLPF&S executed block trades for customers in CBOT Interest Rate futures contracts that were not reported to CBOT within the applicable time limit following execution. In addition, MLPF&S misrepresented the true and accurate time of execution of block trades to the CBOT thereby violating legacy CBOT Rules 526.F and 432.I. Further, MLPF&S failed to maintain accurate written or electronic records of the block trade transactions (specifically, the order tickets and other records MLPF&S employed to record block trades contained inaccurate timing information) and did not have accurate and reliable time-keeping mechanisms in place upon which to base the time of execution in violation of CBOT Rule 536. By failing to diligently supervise its employees or agents in the conduct of MLPF&S’s business relating to the CBOT as outlined above, MLPF&S violated legacy CBOT Rule 432.W. Without admitting or denying the rule violations, MLPF&S consented to the entry of the CBOT’s decision and agreed to pay a fine of $190,000.

Between June 4, 2009 and August 8, 2011, MLPF&S executed block trades for customers in the Eurodollars futures market that were not reported to the CME within the applicable time limit following execution. In addition, MLPF&S misrepresented the true and accurate time of execution of block trades to the CME thereby violating legacy CME Rules 526.F and 432.I. Further, MLPF&S failed to maintain accurate written or electronic records of the block trade transactions (specifically, the order tickets and other records MLPF&S employed to record block trades contained inaccurate timing information) and did not have accurate and reliable time-keeping mechanisms in place upon which to base the time of execution in violation of CME Rule 536. By failing to diligently supervise its employees or agents in the conduct of MLPF&S’s business relating to the CME as outlined above, MLPF&S violated legacy CME Rule 432.W. Without admitting or denying the rule violations, MLPF&S consented to the entry of the CME’s Decision and agreed to pay a fine of $60,000.

Pursuant to an offer of settlement made by MLPF&S on December 12, 2013, the SEC issued an order stating that MLPF&S violated the federal securities laws in connection with its structuring and marketing of a series of CDO transactions in 2006 and 2007. According to the order, MLPF&S failed to inform investors in two CDOs that a hedge fund firm that bought the equity in the transactions but whose interests were not necessarily the same as those of the CDOs’ other investors, had undisclosed rights relating to, and exercised significant influence over, the selection of the CDOs’ collateral. The order stated that, as a result of its conduct, MLPF&S violated Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 17(a)(1) of the Exchange Act and Rule 17a-3(a)(2) thereunder. MLPF&S consented to the entry of the order without admitting or denying the findings therein. The order (1) required that MLPF&S cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 17(a)(1) of the Exchange Act and Rule 17a-3(a)(2) thereunder; (2) censured MLPF&S; and (3) required that MLPF&S pay disgorgement of $56,286,000 and prejudgment interest of $19,228,027 and a civil money penalty in the amount of $56,286,000 (for a total payment of $131,800,027).

From at least January 1, 2010 through April 2013 (the “Relevant Period”), MLPF&S failed to supervise diligently its officers’, employees’, and agents’ processing of exchange and clearing fees charged to its customers, in violation of CFTC Regulation 166.3. As a result, MLPF&S’s reconciliation process for identifying and correcting discrepancies between the invoices from the exchange clearinghouses and the amounts charged to customers has been inaccurate and faulty since at least January 1, 2010, and led to instances in which MLPF&S appears to have overcharged some customers and undercharged others. Where MLPF&S has confirmed that there was an overcharge to a customer, the customer’s account has been adjusted, but MLPF&S has been unable to fully resolve some discrepancies. Additionally, during the Relevant Period, MLPF&S did not hire qualified personnel to conduct and oversee the fee reconciliations or provide adequate training to existing personnel regarding fee reconciliations. Without admitting or denying any of the findings or conclusions, MLPF&S agreed to the entry of the order, agreed to pay a civil monetary penalty of $1,200,000, cease and desist from further violations of CFTC Regulation 166.3, and undertake to implement strengthened processes and procedures related to futures exchange and clearing fee reconciliations that will not only improve accuracy, but will detect when MLPF&S’s customers have been charged inaccurate futures exchange and clearing fees. MLPF&S self-identified this matter before the CFTC began its investigation and has fully cooperated with the CFTC’s review of this matter.

On November 25, 2014, the U.S. District Court for the Western District of North Carolina issued a Final Judgment as to MLPF&S as successor by merger to Banc of America Securities LLC (the “SEC Final Judgment”) in the civil injunctive action for which a complaint was filed by the SEC on August 6, 2013 against MLPF&S, and other entities (collectively the “Entities”). The SEC complaint alleged that the Entities made material misrepresentations and omissions in connection with the sale of RMBS. Specifically, the SEC complaint alleged that the Entities failed to disclose the disproportionate concentration of wholesale loans underlying the RMBS as compared to prior RMBS offerings. The SEC complaint also alleged that the concentration of wholesale loans in the RMBS included higher likelihood that the loans would be subject to material underwriting errors, become severely delinquent, fail early in the life of the loan, or prepay. The SEC complaint further alleged that the Entities violated Regulation S-K and Subpart Regulation AB of the Securities Act by failing to disclose material characteristics of the pool of loans underlying the RMBS, that the Entities made material misrepresentations and omissions in their public files and in the loan tapes provided to investors and rating agencies, and that MLPF&S violated section 5(b)(1) of the Securities Act by failing to file with the SEC certain loan tapes that were provided only to select investors. MLPF&S consented to the entry of the SEC Final Judgment without admitting or denying the allegations in the SEC complaint. The SEC Final Judgment states that MLPF&S was permanently restrained and enjoined from violating Sections 5(b)(1), 17(a)(2) and 17(a)(3) of the Securities Act, and jointly and severally with the other Entities liable for disgorgement of $109,220,000, prejudgment interest of $6,620,000 and a civil penalty of $109,220,000; the District Court retained jurisdiction over the administration of any distribution of the foregoing funds.

On June 1, 2015, pursuant to SEC Administrative Release 34-75083, the SEC announced that public administrative and cease and desist proceedings were instituted against MLPF&S and Merrill Lynch Professional Clearing Corp. (“MLPro”) (collectively, “Merrill’) for violations of Rule 203(b) of Regulation SHO in connection with its practices related to its execution of short sales. The violations arose from two separate issues with respect to Merrill’s use of its easy to borrow list (“ETB List”) in connection with the execution of short sale transactions. First, Merrill’s execution platforms continued to accept short sales orders in reliance on the firm’s ETB list as the source of the locate after having learned of facts indicating that such reliance was no longer reasonable. As a consequence, Merrill’s conducted violated Rule 203(b) of Regulation SHO in that Merrill lacked the requisite reasonable grounds to believe the affected securities could be borrowed for delivery on delivery date as required by the rule. In addition, by recording the ETB list as the locate source in instances where Merrill had determined that such was no longer reasonable, Merrill failed to document an appropriate locate as required by the rule. Second, there were in certain instances in which Merrill utilized data that was more than 24 hours old to construct its ETB List, which, at times, resulted in securities being included on the ETB List when they otherwise should not have been. MLPF&S and MLPro have consented to (a) cease and desist from committing or causing any violations and any future violations of Rule 203(b) of Regulation SHO; (b) be censured; (c) pay disgorgement of $1.56 million plus prejudgment interest; (d) pay a civil monetary penalty of $9 million; and (e) comply with certain undertakings, including retaining an independent consultant within thirty (30) days of entry of the administrative order to conduct a review of their policies, procedures and practices with respect to their acceptance of short sale orders for execution in reliance on the firm’s ETB List and procedures to monitor compliance therewith to satisfy certain of its obligations under Rule 203(b) of Regulation SHO. In anticipation of the institution of these proceedings, Merrill submitted an offer of settlement which the SEC accepted. Merrill admits the findings, acknowledges that its conduct violated the federal securities laws, admits the SEC’s jurisdiction over it and the subject matter of these proceedings, and consents to the entry of this order instituting administrative and cease-and-desist proceedings pursuant to Sections 15(b) and 21c of the Exchange Act, making findings, and imposing remedial sanctions and a cease- and-desist order. Accordingly, it was ordered that Merrill cease and desist from committing or causing any violations and any future violations of Rule 203(b) of Regulation SHO and be censured. Merrill paid disgorgement, which represents profits gained as a result of the conduct, of $1,566,245.67 and prejudgment interest of $334,564.65 to the SEC. Merrill paid a civil money penalty in the amount of $9 million to the SEC. Merrill shall comply with the undertakings enumerated in the offer of settlement.

On June 18, 2015, the SEC brought administrative and cease-and-desist proceedings against MLPF&S on account of MLPF&S willfully violating section 17(a)(2) of the Securities Act. MLPF&S, a registered broker-dealer, conducted inadequate due diligence in certain offerings and as a result, failed to form a reasonable basis for believing the truthfulness of the assertions by these issuers and/or obligors regarding their compliance with previous continuing disclosure undertakings pursuant to Rule 15c2-12. This resulted in MLPF&S offering and selling municipal securities on the basis of materially misleading disclosure documents. The violations were self-reported by MLPF&S to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation (“MCDC”) initiative. In anticipation of the institution of these proceedings, MLPF&S submitted an offer of settlement which the SEC accepted. MLPF&S consequently consented to the entry of the order instituting administrative and cease-and-desist proceedings pursuant to Section 8a of the Securities Act and Section 15(b) of the Exchange Act, making findings, and imposing remedial sanctions and a cease-and-desist order. In view of the foregoing, the SEC deemed it appropriate and in the public interest to impose the sanctions agreed to in MLPF&S’s offer. Accordingly, the SEC ordered that MLPF&S cease and desist from committing or causing any violations and any future violations of 17(a)(2) of the Securities Act; pay a civil money penalty in the amount of $500,000 to the SEC; and retain an independent consultant to conduct a review of MLPF&S’s policies and procedures as they relate to municipal securities underwriting due diligence.

On June 23, 2016, the SEC issued an administrative order in which it found that Merrill had willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-3 thereunder and Section 17(a)(1) of the Exchange Act and Rules 17a-3(a)(10) and 17a-5(a) thereunder, and that MLPF&S willfully violated Section 17(a)(1) of the Exchange Act and Rules 17a-5(d)(3) (as it existed prior to amendments to Rule 17a-5 in 2014), 17a-5(d)(2)(ii), 17a-5(d)(3) and 17a-11(e) thereunder, and Exchange Act Rule 21F-17. Specifically, the order found that (i) MLPF&S and MLPro engaged in a series of complex trades that allowed it to use customer cash to finance firm inventory, (ii) MLPF&S allowed certain of its clearing banks to hold liens on customer securities, and (iii) MLPF&S used language in certain of its policies, procedures, and agreements with employees that unduly limited the disclosure of confidential information. In determining to accept MLPF&S’s and MLPro’s offer, the SEC considered remedial acts promptly undertaken by MLPF&S and MLPro and substantial cooperation afforded the SEC staff during the course of its investigation. In the order, (i) MLPF&S and MLPro were censured, (ii) MLPF&S was ordered to cease and desist from committing or causing any violations and any future violations of Sections 15(c)(3) and 17(a)(1) of the Exchange Act and Rules 15c3-3, 17a-3(a)(10), 17a-5(a), 17a-5(d)(2)(ii), 17a- 5(d)(3), 17a-11(e) and 21F-17 thereunder, (iii) MLPro was ordered to cease and desist from committing or causing any violations and any future violations of Sections 15(c)(3) and 17(a)(1) of the Exchange Act and Rules 15c3-3, 17a-3(a)(10) and 17a-5(a) thereunder, (iv) MLPF&S and MLPro were ordered to pay disgorgement of $50,000,000 and prejudgment interest in the amount of $7,000,000, and (v) MLPF&S was ordered to pay a civil monetary penalty of $358,000,000.

On June 23, 2016, the SEC issued an administrative order in which it found that MLPF&S, without admitting or denying any allegations, violated Section 17(a)(2) of the Securities Act. Specifically, the order found that MLPF&S failed to adequately disclose certain fixed costs in a proprietary volatility index linked to structured notes known as Strategic Return Notes (“SRNs”) of Bank of America, which resulted in materially misleading disclosures in the offering materials of the fixed costs associated with the SRNs. In the order, MLPF&S was ordered to (i) cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act, and (ii) to pay a civil monetary penalty of $10,000,000.

On September 22, 2017, the CFTC announced that MLPF&S agreed to the entry of an order that alleged that the CFTC had reason to believe that MLPF&S (a) violated Regulation 166.3 under the CEA in connection with its alleged failure to supervise diligently MLPF&S’s response to the investigation by the CME Group Inc.’s Market Regulation Department regarding recordkeeping and execution practices with respect to block trades; (b) violated Regulation 166.3 under the CEA in connection with its alleged inadequate procedures for preparing and maintaining records for block trades executed by the swaps desk, including procedures for recording accurate block trade execution times and not being diligent in ensuring that its existing procedures for preparing and maintaining records for block trades were being implemented; and (c) violated Section 4g of the CEA and Regulations 1.31 and 1.35 under the CEA, in connection with the alleged failure to maintain certain books and records regarding the execution of block trades. Without admitting or denying any of the findings or conclusions in the order, MLPF&S consented to the imposition of the following sanctions: (1) to cease and desist from violating Section 4g of the CEA and Regulations 1.31, 1.35 and 166.3 thereunder, (2) to pay a civil monetary penalty in the amount of $2,500,000, and (3) to comply with certain undertakings.

On March 8, 2018, the SEC announced a settlement of charges against MLPF&S for its failure to perform required gatekeeping functions in the unregistered sales of securities on behalf of a China-based issuer and its affiliates. The SEC’s order found that MLPF&S sold almost three million shares of Longtop Financial Technological Limited’s securities into the market despite red flags indicating that the sales could be part of an unlawful unregistered distribution. Ultimately, the distribution generated almost $38 million in proceeds for the overseas issuer and its affiliates. The SEC’s order found that MLPF&S violated Sections 5(a) and 5(c) of the Securities Act. In settlement, without admitting or denying the SEC’s findings, MLPF&S agreed to be censured and consented to the order requiring it to cease and desist from committing or causing any future violations of the registration provisions of the Securities Act. The order also requires MLPF&S to pay a penalty of $1.25 million and more than $154,000 in disgorgement and prejudgment interest from commissions and fees earned on the improper sales.

On June 12, 2018, the SEC announced that MLPF&S will pay more than $15 million to settle charges that its employees misled customers into overpaying for RMBS. In its order, the SEC found that MLPF&S traders and salespersons convinced the bank’s customers to overpay for RMBS by deceiving them about the price MLPF&S paid to acquire the securities. The order also found that MLPF&S’s RMBS traders and salespersons illegally profited from excessive, undisclosed commissions – called “mark-ups” – which in some cases were more than twice the amount the customers should have paid. According to the SEC’s order, MLPF&S failed to have compliance and surveillance procedures in place that were reasonably designed to prevent and detect the misconduct that increased the firm’s profits on RMBS transactions to the detriment of its customers. The SEC’s order found that that the MLPF&S traders and salespersons violated antifraud provisions of the federal securities laws in purchasing and selling RMBS and that MLPF&S failed to reasonably supervise them. Without admitting or denying the findings, MLPF&S agreed to be censured, pay a penalty of approximately $5.2 million, and pay disgorgement and interest of more than $10.5 million to MLPF&S customers that were parties to the transactions that are the subject of the order.

On June 19, 2018, the SEC charged MLPF&S with misleading customers about how it handled their orders. MLPF&S agreed to settle the charges, admit wrongdoing, and pay a $42 million penalty. According to the SEC’s order, MLPF&S falsely informed customers that it had executed millions of orders internally when it actually had routed them for execution at other broker-dealers, including proprietary trading firms and wholesale market makers. MLPF&S called this practice “masking.” Masking entailed reprogramming MLPF&S’s systems to falsely report execution venues, altering records and reports, and providing misleading responses to customer inquiries. By masking the broker-dealers who had executed customers’ orders, MLPF&S made itself appear to be a more active trading center and reduced access fees it typically paid to exchanges. After MLPF&S stopped masking in May 2013, it did not inform customers about its past practices, but instead took additional steps to hide its misconduct. Altogether, the SEC’s order found that MLPF&S falsely told customers that it executed more than 15 million “child” orders (portions of larger orders), comprising more than five billion shares, that actually were executed at third-party broker-dealers.

In 2013, Bank of America has received inquiries from and has been in discussions with regulatory authorities to address concerns regarding the sale and marketing of certain optional credit card debt cancellation products. Bank of America may be subject to a regulatory enforcement action and will be required to pay restitution or provide other relief to customers, and pay penalties to one or more regulators. In addition, BANA and Bank of America have been in discussions with regulatory authorities to address concerns that some customers may have paid for but did not receive certain benefits of optional identity theft protection services from third-party vendors of BANA and Bank of America, including whether appropriate oversight of such vendors existed. Bank of America has issued and will continue to issue refund checks to impacted customers and may be subject to regulatory enforcement actions and penalties.

On May 3, 2013, the FDIC filed a motion to dismiss BANA’s claims against the FDIC in its capacity as receiver for Colonial Bank, citing a Notice of No Value Determination, dated April 15, 2013, published by the FDIC in the Federal Register, 78 Fed. Reg. 76, 23565 (the “No Value Determination”). On July 22, 2013, BANA filed a complaint against the FDIC in the U.S. District Court for the District of Columbia entitled Bank of America, N.A. v. Federal Deposit Insurance Corporation, challenging the FDIC’s No Value Determination pursuant to the Administrative Procedure Act (the “APA Action”). On August 26, 2013, the U.S. District Court for the District of Columbia granted the FDIC’s motion to dismiss BANA’s claims against the FDIC in its capacity as receiver for Colonial Bank. The court ruled that the order of judgment would be held in abeyance pending resolution of the APA Action.

On June 9, 2009, Avenue CLO Fund Ltd., et al. v. Bank of America, N.A., Merrill Lynch Capital Corporation, et al. was filed in the U.S. District Court for the District of Nevada by certain Fontainebleau Las Vegas, LLC (“FBLV”) project lenders. Plaintiffs alleged that, among other things, BANA breached its duties as disbursement agent under the agreement governing the disbursement of loaned funds to FBLV, then a Chapter 11 debtor-in-possession. Plaintiffs seek monetary damages of more than $700 million, plus interest. This action was subsequently transferred by the U.S. Judicial Panel on Multidistrict Litigation (“JPML”) to the U.S. District Court for the Southern District of Florida. On March 19, 2012, the district court granted BANA’s motion for summary judgment on all causes of action against it in its capacity as disbursement agent and denied plaintiffs’ motion for summary judgment on those claims. On July 26, 2013, the U.S. Court of Appeals for the Eleventh Circuit affirmed in part and reversed in part the district court’s dismissal of the disbursement agent claims against BANA, holding that there were factual disputes that could not be resolved on a summary judgment motion, and remanded the case to the district court for further proceedings. Dismissal of the other claims was affirmed on a separate appeal. On December 13, 2013, the JPML remanded the action to the District of Nevada for trial. The parties have settled the action for $300 million, an amount that was fully accrued as of December 31, 2014. Pursuant to the settlement, plaintiffs have stipulated to the voluntary dismissal of their remaining claims with prejudice.

On November 25, 2009, BNP Paribas Mortgage Corporation (“BNP”) and Deutsche Bank AG each filed claims (the “2009 Actions”) against BANA in the SDNY entitled BNP Paribas Mortgage Corporation v. Bank of America, N.A and Deutsche Bank AG v. Bank of America, N.A. Plaintiffs allege that BANA failed to properly perform its duties as indenture trustee, collateral agent, custodian and depositary for Ocala Funding, LLC (“Ocala”), a home mortgage warehousing facility, resulting in the loss of plaintiffs’ investment in Ocala. Ocala was a wholly-owned subsidiary of Taylor, Bean & Whitaker Mortgage Corp. (“TBW”), a home mortgage originator and servicer which is alleged to have committed fraud that led to its eventual bankruptcy. Ocala provided funding for TBW’s mortgage origination activities by issuing notes, the proceeds of which were to be used by TBW to originate home mortgages. Such mortgages and other Ocala assets in turn were pledged to BANA, as collateral agent, to secure the notes. Plaintiffs lost most or all of their investment in Ocala when, as the result of the alleged fraud committed by TBW, Ocala was unable to repay the notes purchased by plaintiffs and there was insufficient collateral to satisfy Ocala’s debt obligations. Plaintiffs allege that BANA breached its contractual, fiduciary and other duties to Ocala, thereby permitting TBW’s alleged fraud to go undetected. Plaintiffs seek compensatory damages and other relief from BANA, including interest and attorneys’ fees, in an unspecified amount, but which plaintiffs allege exceeds $1.6 billion. On March 23, 2011, the court granted in part and denied in part BANA’s motions to dismiss the 2009 Actions. Plaintiffs filed amended complaints on October 1, 2012 that included additional contractual, tort and equitable claims. On June 6, 2013, the court granted BANA’s motion to dismiss plaintiffs’ claims for failure to sue, negligence, negligent misrepresentation and equitable relief. On November 24, 2014, BANA moved for summary judgment and plaintiffs moved for partial summary judgment. On February 19, 2015, BANA and BNP reached an agreement in principle to settle the 2009 actions for an amount not material to Bank of America’s results of operations, subject to the execution of a final settlement agreement.

On October 1, 2010, BANA filed suit in the U.S. District Court for the District of Columbia against the FDIC as receiver of Colonial Bank, TBW’s primary bank, and Platinum Community Bank (Platinum, a wholly-owned subsidiary of TBW) entitled Bank of America, National Association as indenture trustee, custodian and collateral agent for Ocala Funding, LLC v. Federal Deposit Insurance Corporation. The suit seeks judicial review of the FDIC’s denial of the administrative claims brought by BANA in the FDIC’s Colonial and Platinum receivership proceedings. BANA’s claims allege that Ocala’s losses were in whole or in part the result of Colonial and Platinum’s participation in TBW’s alleged fraud. BANA seeks a court order requiring the FDIC to allow BANA’s claims in an amount equal to Ocala’s losses and, accordingly, to permit BANA, as trustee, collateral agent, custodian and depositary for Ocala, to share appropriately in distributions of any receivership assets that the FDIC makes to creditors of the two failed banks. On August 5, 2011, the FDIC answered and moved to dismiss the amended complaint, and asserted counterclaims against BANA in BANA’s individual capacity seeking approximately $900 million in damages. The counterclaims allege that Colonial sent 4,808 loans to BANA as bailee, that BANA converted the loans into Ocala collateral without first ensuring that Colonial was paid, and that Colonial was never paid for these loans. On December 10, 2012, the U.S. District Court for the District of Columbia granted in part and denied in part the FDIC’s motion to dismiss BANA’s amended complaint. The court dismissed BANA’s claims to the extent they were brought on behalf of Ocala, holding that those claims were not administratively exhausted, and also dismissed three equitable claims, but allowed BANA to continue to pursue claims in its individual capacity and on behalf of Ocala’s secured parties, principally plaintiffs in the 2009 Actions. The court also granted in part and denied in part BANA’s motion to dismiss the FDIC’s counterclaims, allowing all but one of the FDIC’s 16 counterclaims to go forward.

On February 5, 2013, BANA filed a motion for clarification of the court’s December 10, 2012 ruling on BANA’s motion to dismiss the FDIC’s counterclaims. On March 6, 2013, the court ruled that certain language in the custodial agreement between BANA and Colonial Bank purporting to limit BANA’s liability is unenforceable due to ambiguity, and that BANA is foreclosed from introducing extrinsic evidence to resolve the ambiguity. On June 17, 2013, the court denied BANA’s motion seeking certification for interlocutory appeal of the court’s December 10, 2012 ruling as so clarified. On February 5, 2014, the U.S. Court of Appeals for the District of Columbia Circuit denied BANA’s petition for writ of mandamus that sought to vacate the December 10, 2012 and March 6, 2013 rulings.

On April 11, 2012, the Policemen’s Annuity & Benefit Fund of the City of Chicago, on its own behalf and on behalf of a proposed class of purchasers of 41 RMBS trusts collateralized mostly by Washington Mutual-originated (“WaMu”) mortgages, filed a proposed class action complaint against BANA and other unrelated parties in the SDNY, entitled Policemen’s Annuity and Benefit Fund of the City of Chicago v. Bank of America, N.A. and U.S. Bank National Association. BANA and U.S. Bank are named as defendants in their capacities as trustees, with BANA (formerly LaSalle Bank National Association) having served as the original trustee and U.S. Bank having replaced BANA as trustee. Plaintiff asserted claims under the federal Trust Indenture Act as well as state common law claims. Plaintiff alleged that, in light of the performance of the RMBS at issue, and in the wake of publicly available information about the quality of loans originated by WaMu, the trustees were required to take certain steps to protect plaintiff’s interest in the value of the securities, and that plaintiff was damaged by defendants’ failures to notify it of deficiencies in the loans and of defaults under the relevant agreements, to ensure that the underlying mortgages could properly be foreclosed, and to enforce remedies available for loans that contained breaches of representations and warranties. Plaintiff sought unspecified compensatory damages and/or equitable relief, and costs and expenses. The court dismissed some of the common law claims, but allowed the Trust Indenture Act claim and a claim for breach of contract to proceed. After the filing of two amended complaints and the consolidation of the case with a related matter filed on August 23, 2013, entitled Vermont Pension Investment Committee and the Washington State Investment Board v. Bank of America, N.A. and U.S. Bank National Association, 10 named plaintiffs filed a third amended complaint on October 31, 2013, on behalf of two proposed classes of purchasers of 35 trusts collateralized mostly by WaMu-originated mortgages (later reduced to 34 trusts). On June 5, 2014, the parties informed the court that they had reached an agreement in principle to settle the case for an amount not material to Bank of America’s results of operations, subject to approval of plaintiffs’ boards. The settlement remains subject to final court approval and various conditions. On November 10, 2014, the court preliminarily approved the proposed settlement, and scheduled a final approval hearing for March 12, 2015.

On February 24, 2012, Edward O’Donnell filed a sealed qui tam complaint under the False Claims Act against Bank of America, individually, and as successor to Countrywide, CHL and a Countrywide business division known as Full Spectrum Lending. On October 24, 2012, the DOJ filed a complaint-in-intervention to join the matter, adding a claim under FIRREA and adding BANA as a defendant. The action is entitled United States of America, ex rel, Edward O’Donnell, appearing Qui Tam v. Bank of America Corp., et al., and was filed in the SDNY. The complaint-in-intervention asserted certain fraud claims in connection with the sale of loans to FNMA and FHLMC by Full Spectrum Lending and by the Corporation and BANA. On January 11, 2013, the government filed an amended complaint which added Countrywide Bank, FSB (“CFSB”) and a former officer of Bank of America as defendants. The court dismissed False Claims Act counts on May 8, 2013. On September 6, 2013, the government filed a second amended complaint alleging claims under FIRREA concerning allegedly fraudulent loan sales to the GSEs between August 2007 and May 2008. On September 24, 2013, the government dismissed Bank of America as a defendant. Following a trial, on October 23, 2013, a verdict of liability was returned against CHL, CFSB, BANA and the former officer. On July 30, 2014, the court imposed a civil penalty of $1.3 billion on BANA. On February 3, 2015, the court denied Bank of America’s motions for judgment as a matter of law, or in the alternative, a new trial. On February 20, 2015, CHL, CFSB and BANA filed an appeal. The Second Circuit held oral argument on December 16, 2015, but has not issued a decision on the appeal.

On April 16, 2012, Ambac filed an action against BANA, First Franklin and various Merrill Lynch entities, including MLPF&S in New York Supreme Court relating to guaranty insurance Ambac provided on a First Franklin securitization sponsored by Merrill Lynch. The complaint alleges fraudulent inducement and breach of contract, including breach of contract claims against BANA based upon its servicing of the loans in the securitization. The complaint alleges that Ambac has paid hundreds of millions of dollars in claims and has accrued and continues to accrue tens of millions of dollars in additional claims. Ambac seeks as damages the total claims it has paid and its projected future claims payment obligations, as well as specific performance of defendants’ contractual repurchase obligations. On February 13, 2013, the district court granted defendants’ motion to dismiss. On August 4, 2015, the U.S. Court of Appeals for the District of Columbia Circuit vacated the district court’s decision and remanded the case to the district court, where proceedings have resumed.

On January 9, 2017, the FDIC filed suit against BANA in U.S. District Court for the District of Columbia alleging failure to pay a December 15, 2016 invoice for additional deposit insurance assessments and interest in the amount of $542 million for the quarters ending June 30, 2013 through December 31, 2014. On April 7, 2017, the FDIC amended its complaint to add a claim for additional deposit insurance and interest in the amount of $583 million for the quarters ending March 31, 2012 through March 31, 2013. The FDIC asserts these claims based on BANA’s alleged underreporting of counterparty exposures that resulted in underpayment of assessments for those quarters. BANA disagrees with the FDIC’s interpretation of the regulations as they existed during the relevant time period and is defending itself against the FDIC’s claims. Pending final resolution, BANA has pledged security satisfactory to the FDIC related to the disputed additional assessment amounts.

Government authorities in the U.S. and various international jurisdictions continue to conduct investigations, to make inquiries of, and to pursue proceedings against, a significant number of FX market participants, including Bank of America, regarding FX market participants’ conduct and systems and controls. Government authorities also continue to conduct investigations concerning conduct and systems and controls of panel banks in connection with the setting of other reference rates as well as the trading of government, sovereign, supranational and agency bonds. Bank of America is responding to and cooperating with these proceedings and investigations. In addition, Bank of America, BANA and certain Merrill Lynch entities have been named as defendants along with most of the other LIBOR panel banks in a number of individual and putative class actions by persons alleging they sustained losses on U.S. dollar LIBOR-based financial instruments as a result of collusion or manipulation by defendants regarding the setting of U.S. dollar LIBOR. Plaintiffs assert a variety of claims, including antitrust, CEA, RICO, Exchange Act, common law fraud and breach of contract claims, and seek compensatory, treble and punitive damages, and injunctive relief. All cases naming Bank of America and its affiliates relating to U.S. dollar LIBOR have been consolidated for pre-trial purposes in the SDNY.

In a series of rulings beginning in March 2013, the district court dismissed antitrust, RICO, Exchange Act and certain state law claims, dismissed all manipulation claims based on alleged trader conduct as to Bank of America and BANA, and substantially limited the scope of CEA and various other claims. On May 23, 2016, the U.S. Court of Appeals for the Second Circuit reversed the district court’s dismissal of the antitrust claims and remanded for further proceedings in the district court, and on December 20, 2016, the district court again dismissed certain plaintiffs’ antitrust claims in their entirety and substantially limited the scope of the remaining antitrust claims.

Certain antitrust, CEA and state law claims remain pending in the District Court against Bank of America, BANA and certain Merrill Lynch entities, and the court is continuing to consider motions regarding them. Plaintiffs whose antitrust, Exchange Act and/or state law claims were previously dismissed by the District Court are pursuing appeals in the Second Circuit.

In addition, Bank of America, BANA and MLPF&S were named as defendants along with other FX market participants in a putative class action filed in the SDNY, in which plaintiffs allege that they sustained losses as a result of the defendants’ alleged conspiracy to manipulate the prices of over-the-counter FX transactions and FX transactions on an exchange. Plaintiffs assert antitrust claims and claims for violations of the CEA and seek compensatory and treble damages, as well as declaratory and injunctive relief. On October 1, 2015, Bank of America, BANA and MLPF&S executed a final settlement agreement, in which they agreed to pay $187.5 million to settle the litigation. The settlement is subject to final district court approval.

On August 29, 2011, U.S. Bank, National Association (“U.S. Bank”), as trustee for the HarborView Mortgage Loan Trust 2005-10 (the “Trust”), a mortgage pool backed by loans originated by Countrywide Home Loans, Inc. (“CHL”), filed a complaint in New York Supreme Court, in a case entitled U.S. Bank National Association, as Trustee for HarborView Mortgage Loan Trust, Series 2005-10 v. Countrywide Home Loans, Inc. (dba Bank of America Home Loans), Bank of America Corporation, Countrywide Financial Corporation, Bank of America, N.A. and NB Holdings Corporation, alleging breaches of representations and warranties. This litigation has been stayed since March 23, 2017, pending finalization of the settlement discussed below. On December 5, 2016, the defendants and certain certificate holders in the Trust agreed to settle the litigation in an amount not material to Bank of America, subject to acceptance by U.S. Bank. U.S. Bank has initiated a trust instruction proceeding in Minnesota state court relating to the proposed settlement, and that proceeding is ongoing.

EXHIBIT III

PRO FORMA PERFORMANCE AND

CORRELATION MATRIX OF SERIES 5 UNITS

The information on the following pages amends certain performance information and the correlation matrix for the Series 5 Units set forth in the Trust’s brochure included in the Prospectus beginning on page 100. The performance information is presented on a pro forma basis from the performance of Series 1 Units. See pages 112 and 118 of the Prospectus for the corresponding footnotes.

The chart below amends and replaces the chart titled “GMT Net Annual Returns” set forth on page 112 of the Prospectus.

GMT Net Annual Returns

July 2002 – March 2018 (Series 1 Pro Forma) 9

	GMT[9]	S&P 500[8]	NASDAQ[10]	MSCI World[2]
2018	-5.86%	-0.76%	2.32%	-1.15%
2017	4.92%	21.83%	28.24%	23.07%
2016	11.30%	11.96%	7.50%	8.15%
2015	5.76%	1.38%	5.73%	-0.32%
2014	16.96%	13.69%	13.40%	5.50%
2013	-6.56%	32.39%	38.32%	27.37%
2012	-5.83%	16.00%	15.91%	16.54%
2011	-6.62%	2.11%	-1.80%	-5.02%
2010	12.49%	15.06%	16.91%	12.34%
2009	-7.72%	26.46%	43.89%	30.79%
2008	22.71%	-37.00%	-40.54%	-40.33%
2007	15.04%	5.49%	9.81%	9.57%
2006	9.79%	15.79%	9.52%	20.65%
2005	6.57%	4.91%	1.37%	10.02%
2004	-1.38%	10.88%	8.59%	15.25%
2003	1.80%	28.68%	50.01%	33.76%
2002	4.90%	-10.30%	-8.73%	-11.97%

The following amends and replaces the matrix titled “Monthly Correlation with Traditional Asset Classes” set forth on page 113 of the Prospectus.

Monthly Correlation with Traditional Asset Classes

July 2002 – March 2018 (Series 1 Pro Forma) 9

	GMT[9]	S&P 500[8]	NASDAQ[10]	MSCI World[2]	Hedge Fund Index[12]	CITI Global Bond Index[3]
GMT	1.00	-0.03	-0.02	0.02	0.21	0.23
S&P 500 Index		1.00	0.93	0.97	0.81	0.10
NASDAQ Index			1.00	0.90	0.79	0.03
MSCI World Index				1.00	0.88	0.20
Hedge Fund Index					1.00	0.16
CITI Global Bond Index						1.00

The charts below amend and replace, respectively, the charts titled “GMT Comparative Net Returns and Statistics” and “GMT Rolling 36-Month Returns Analysis” set forth on page 116 of the Prospectus.

GMT Comparative Net Returns and Statistics

July 2002 – March 2018 (Series 1 Pro Forma) 9

	GMT[9]	S&P 500[8]	NASDAQ[10]	MSCI World[2]
Annualized ROR[4]	4.56%	8.62%	10.51%	8.03%
Annualized Stdev[5]	13.09%	13.89%	17.15%	14.87%
Sharpe Ratio (1.7% rfr)[6]	0.22	0.50	0.51	0.43
Sortino Ratio (0% MAR)[13]	0.54	0.91	0.94	0.78
Calmar Ratio[14]	0.19	0.17	0.20	0.15
% Months > or = 0%	54.50%	67.72%	58.73%	63.49%
Avg. Return When > = 0%	3.22%	2.86%	4.19%	3.16%
Avg. Return When < 0%	-2.88%	-3.60%	-3.64%	-3.48%
Correlation to GMT[9,15]	1.00	-0.03	-0.02	0.02
Largest Drawdown[7]	-24.58%	-50.95%	-51.81%	-53.65%
Date of Largest Drawdown	9/03-8/04	11/07-2/09	11/07-2/09	11/07-2/09

GMT Rolling 36-Month Returns Analysis

July 2002 – March 2018 (Series 1 Pro Forma) 9

	GMT[9]	S&P 500[8]	NASDAQ[10]	MSCI World[2]
Number of 36-Month Periods	154	154	154	154
Avg. 36-Month Ann. Return	5.39%	8.85%	9.89%	8.17%
Best 36-Month Ann. Return	17.24%	25.56%	29.13%	23.95%
Worst 36-Month Ann. Return	-6.73%	-15.11%	-15.47%	-14.75%
StDev of 36-Month Returns	6.07%	8.90%	8.95%	8.93%
Profitable Periods	118	126	127	124
Avg. Profitable Period (Ann.)	7.78%	12.43%	13.19%	11.81%
Unprofitable Periods	36	28	27	30
Avg. Unprofitable Period (Ann.)	-2.46%	-7.25%	-5.65%	-6.89%

16